March 2011 Pricing Sheet dated March 9, 2011 relating to Preliminary Terms No. 36 dated March 7, 2011 Registration Statement No. 333-155535 Filed pursuant to Rule 433

Structured Investments
Opportunities in International Equities and Commodities

Global Expansion PLUS Based on a Basket of Two Indices and Five Exchange Traded Funds due April 12, 2012
Performance Leveraged Upside SecuritiesSM

PRICING TERMS - MARCH 9, 2011
Issuer:	JPMorgan Chase & Co.
Maturity date:	April 12, 2012, subject to adjustment for certain market disruption events and as described under “Description of PLUS — Payment at Maturity” in the accompanying product supplement no. MS-9-A-II
Aggregate principal amount:	$3,216,850
Basket:	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial value
	The S&P 500® Index (the “SPX Index”)	SPX	40%	1320.02
	The Russell 2000® Index (the “RTY Index”)	RTY	10%	821.19
	Shares of the iShares® MSCI EAFE Index Fund (the “EFA Shares”)	EFA	10%	$60.85
	Shares of the iShares® MSCI Emerging Markets Index Fund (the “EEM Shares”)	EEM	10%	$46.95
	Shares of the iShares® Dow Jones U.S. Real Estate Index Fund (the “IYR Shares”)	IYR	10%	$59.19
	Shares of the Technology Select Sector SPDR® Fund (the “XLK Shares”)	XLK	10%	$26.19
	Shares of the PowerShares DB Commodity Index Tracking Fund (the “DBC Shares”)	DBC	10%	$30.15

We refer to the SPX Index and the RTY Index collectively as the underlying indices; the EFA Shares, EEM Shares, IYR Shares, XLK Shares and DBC Shares collectively as the ETF Shares; and the underlying indices and the ETF Shares collectively as the basket components.

Payment at maturity:
  If the final basket value is greater than the initial basket level, for each $10 stated principal amount PLUS,
  $10 + leveraged upside payment

  In no event will the payment at maturity exceed the maximum payment at maturity.

  If the final basket value is less than or equal to the initial basket value, for each $10 stated principal amount PLUS,
  $10 x basket performance factor

  This amount will be less than or equal to the stated principal amount of $10 per PLUS.

Leveraged upside payment:	$10 x leverage factor × basket percent increase
Basket percent increase:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Initial basket value:	Set equal to 100 on the pricing date
Final basket value:	The basket closing value on the valuation date
Basket closing value:

The basket closing value on the valuation date will be calculated as follows:

100 × [1 + sum of (basket component return of each basket component × basket component weighting of each such basket component)]

Basket component return:

On the valuation date, the basket component return for each basket component is equal to the index return or share return, as applicable, for such basket component on the valuation date. See “Fact Sheet” in the preliminary terms for more information.

Valuation date:

April 9, 2012, subject to adjustment for non-trading days or certain market disruption events and as described under “Description of PLUS — Postponement of a Calculation Date” in the accompanying product supplement no. MS-9-A-II

Leverage factor:	300%
Maximum payment at maturity:	$11.42 (114.20% of the stated principal amount) per PLUS.
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see “Commissions and issue price” below)
Pricing date:	March 9, 2011
Original issue date:	March 14, 2011 (3 business days after the pricing date)
CUSIP / ISIN:	46634X336 / US46634X3364
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)
Commissions and issue price:	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per PLUS	$10.00	$0.20	$9.80
Total	$3,216,850	$64,337	$3,152,513

(1)

The price to the public includes the estimated cost of hedging our obligations under the PLUS through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on PS-38 of the accompanying product supplement no. MS-9-A-II.

(2)

JPMS, acting as agent for JPMorgan Chase & Co., received a commission of $0.20 per $10 stated principal amount PLUS and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC. See “Underwriting (Conflicts of Interest)” beginning on page PS-130 of the accompanying product supplement no. MS-9-A-II.

The PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement no. MS-9-A-II, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 36 dated March 7, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211001591/e42544_fwp.pdf

Product supplement no. MS-9-A-II dated March 7, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211001580/e42540_424b2.pdf

Prospectus supplement dated November 21, 2008:
http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

Prospectus dated November 21, 2008:
http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.

“Performance Leveraged Upside SecuritiesSM” and “PLUSSM” are service marks of Morgan Stanley.